SO
3-22-04

04003733

ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

V f 3-11-04

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SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 161 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westbourne Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2Colonial Place 2101 Wilson Boulevard, Ste 525
(No. and Street)

Arlington (City) Virginia (State) 22201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wilfred Goodwyn, Chairman & CEO (703) 294-6880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Soza Associates, P.C.
(Name – *if individual, state last, first, middle name*)

7535 Little River Tnpk, Suite 203 (Address) Annandale (City) VA (State) 22003 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wilfred Goodwyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westbourne Investments, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Wilfred Goodwyn
Signature

Chairman & CEO
Title

Vanette Aleesa Hanagan
Notary Public

VANETTE ALEESA HANAGAN NOTARY PUBLIC MY COMMISSION EXPIRES 12/31/06 COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS INCLUDING SCHEDULE 1 - COMPUTATION OF NET CAPITAL

WESTBOURNE INVESTMENTS, INC.

December 31, 2003 and 2002

Table of Contents

Soza
Associates, P.C.
Certified Public Accountants
Count on Smarter Solutions

Report of Independent Certified Public Accountants

Board of Directors
Westbourne Investments, Inc.

We have audited the accompanying statements of financial condition of Westbourne Investments, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Westbourne Investments, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Soza Associates, P.C.

Annandale, Virginia
January 20, 2004

7535 Little River Turnpike, Suite 203, Annandale, VA 22003 • Tel: 703 813 1915 • Fax: 703 813 5908 • www.sozacpa.com

Westbourne Investments, Inc.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS

	2003	2002
Cash and cash equivalents	$ 82,413	$ 95,041
Employee advances	200	-
Rent receivable	260	-
Prepaid NASD fees	1,420	1,660
Prepaid insurance	16,098	8,916
Furniture and equipment, at cost, less accumulated depreciation and amortization of $30,604 in 2003 and $38,920 in 2002	4,599	5,422
Due from Westbourne Associates, Inc.	13,967	598
Deposits	7,764	12,239
Expected income tax recovery	-	1,500
Total assets	$126,721	$125,376

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Accounts payable, accrued payroll, and other liabilities	$ 28,589	$ 26,007
Deferred income taxes payable	700	-
Rent deposit payable	1,473	-
Total liabilities	30,762	26,007
Stockholders' equity		
Common stock - authorized, 1,000 shares of $.01 par value; issued and outstanding 79 shares	1	1
Additional contributed capital	42,499	42,499
Retained earnings	53,459	56,869
Total stockholders' equity	95,959	99,369
Total liabilities and stockholders' equity	$126,721	$125,376

The accompanying notes are an integral part of these financial statements.

Westbourne Investments, Inc.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2003 and 2002

	2003	2002
REVENUES		
Management fees	$549,742	$696,859
Commissions	9,464	15,148
Interest and dividends	1,126	1,139
Total revenues	560,332	713,146
EXPENSES		
Employee compensation and benefits	447,214	548,246
Occupancy and related costs	47,306	68,457
Depreciation and amortization	3,254	4,066
General and administrative	75,973	111,299
Interest	8	235
Total expenses	573,755	732,303
Loss before income taxes	(13,423)	(19,157)
PROVISION FOR INCOME TAXES		
Deferred tax expense	700	4,100
Income tax refund	(10,713)	(1,500)
Total provision for income taxes	(10,013)	2,600
Net loss	$ (3,410)	$(21,757)

The accompanying notes are an integral part of these financial statements.

Westbourne Investments, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2003 and 2002

	Issued Common Shares	Par Value of Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance at December 31, 2001	85	$1	$42,499	$ 78,626	$121,126
Net loss	-	-	-	(21,757)	(21,757)
Balance at December 31, 2002	85	1	42,499	56,869	99,369
Net loss	-	-	-	(3,410)	(3,410)
Cancellation of common shares	(6)	-	-	-	-
Balance at December 31, 2003	79	$1	$42,499	$ 53,459	$ 95,959

The accompanying notes are an integral part of these financial statements.

Westbourne Investments, Inc.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003 and 2002

	2003	2002
Increase (Decrease) In Cash And Cash Equivalents		
Cash flows from operating activities:		
Net loss	$ (3,410)	$(21,757)
Adjustments to reconcile net earnings (loss) to cash provided by operating activities:		
Depreciation and amortization	3,254	4,066
Deferred income taxes	700	4,100
Change in assets and liabilities:		
Decrease (increase) in income tax receivable	1,500	(1,500)
Increase in rent receivable	(260)	-
Increase in employee advances	(200)	-
Decrease (increase) in prepaid expenses	(6,942)	8,016
Decrease in prepaid taxes	-	10,000
Increase in due from Westbourne Associates, Inc.	(13,369)	(598)
Decrease in deposits	4,475	-
Increase in accounts payable and accrued payroll	2,582	1,153
Increase in rent deposit payable	1,473	-
	(6,787)	25,237
Net cash provided by (used in) operating activities	(10,197)	3,480
Cash flows from investing activities:		
Purchase of property and equipment	(2,431)	-
Net increase (decrease) in cash and cash equivalents	(12,628)	3,480
Cash at beginning of year	95,041	91,561
Cash at end of year	$ 82,413	$ 95,041
Supplemental disclosures:		
Cash paid during the year for:		
Interest	$ -	$ 287
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Westbourne Investments, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE A - BUSINESS

Westbourne Investments, Inc. (the "Company") is engaged primarily in investment management services and sales of variable annuity contracts. The majority of the accounts serviced are individual portfolios and portfolios of retirement programs such as 401(k) plans. The Company is a registered broker-dealer and investment advisor. The Company does not handle customers' funds or securities.

The Company is a majority-owned subsidiary of Westbourne Associates, Inc. ("Associates"). For the years ended December 31, 2003 and 2002, the Company incurred a management fee to Associates amounting to $0 and $30,000, respectively. This fee was reflected as an expense against operations on the accompanying statement of operations for the year ended December 31, 2002.

NOTE B - BASIS OF ACCOUNTING

Accounts are reported on the accrual basis in accordance with accounting principles generally accepted in the United States of America. Estimates are used in the preparation of financial statements. Actual results could differ from those estimates. Statements of cash flows do not include highly liquid marketable securities with cash. Trading securities are recorded at market; unrealized gains or losses are included in the determination of net earnings. Realized gains or losses are reported in earnings based on purchase price of the specific security sold. Management fees are reported as revenues when earned. Commissions from sales of annuity contracts are recorded as income when the Company is informed by the various issuers that the commissions are earned. Depreciation and amortization are provided in amounts sufficient to recover cost over estimated service lives of 5 to 10 years using the straight-line method. Certain charges to earnings and items of income differ as to timing from those reported for tax purposes. The tax effects of these differences are recorded as deferred income taxes. Current deferred income taxes result primarily from reporting taxable income on the cash basis of accounting which gives rise to temporary differences between the financial statements and the tax return. The parent company filed a consolidated income tax return in 2002 and the parent company intends to consolidate the company in its return for 2003. In this connection, the parent company has refunded to the company refunds of estimated taxes made in 2002 and has submitted to the company the estimated tax benefit for losses used. These monies are reflected in the accompanying statement of operations for the year ended December 31, 2003 as a current income tax benefit. Net earnings equaled comprehensive income.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and consists of the following:

	2003	2002
Computer and equipment	$23,117	$33,018
Furniture	12,086	9,655
Software	-	1,669
	35,203	44,342
Less accumulated depreciation	30,604	38,920
	$ 4,599	$ 5,422

NOTE D - RETIREMENT PLAN

The Company sponsors a Simplified Employee Pension Plan (SEP) for the benefit of all full-time employees. The Company makes discretionary contributions to the Plan. The Company has not made, nor indicated a contribution for the years ended December 31, 2003 and 2002.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company subleases office space under an operating lease expiring in 2005. The Company remitted a cash security deposit in the amount of $4,464 for the office space sublease. The current minimum base rent is $4,464 per month. Rent expense for the years ended December 31, 2003 and 2002 totaled $47,306 and $68,457, respectively. The minimum rental commitments under the operating lease are as follows:

Year Ending December 31,

2004	$55,000
2005	18,570
Total	$73,570

The Company sub-leases part of this office space under an operating lease expiring in 2005. The Company received a cash security deposit in the amount of $1,473. The current base rent the company receives is $1,473 monthly.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company maintains net capital in excess of its required minimum and makes necessary changes as needed to correct any deficiencies to minimum net capital requirements.

NOTE G - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no liabilities subordinated to claims of general creditors at December 31, 2003 and 2002.

SUPPLEMENTAL INFORMATION

Soza Associates, P.C.
Certified Public Accountants
Count on Smarter Solutions

Independent Auditors' Report on Internal Control Structure
Required by SEC Rule 17a-5

Board of Directors
Westbourne Investments, Inc.

In planning and performing our audit of the financial statements of Westbourne Investments, Inc., (the Company) for the year ended December 31, 2003, we consider its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Security and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

7535 Little River Turnpike, Suite 203, Annandale, VA 22003 • Tel: 703 813 1915 • Fax: 703 813 5908 • www.sozacpa.com

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and proceedings were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Soza Associates, P.C.

Annandale, Virginia
January 20, 2004

WESTBOURNE INVESTMENTS INC.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	AS OF	12/31/2003

COMPUTATION OF NET CAPITAL

1 Total ownership equity from Statement of Financial Condition		95,958
2 Deduct ownership equity not allowed for Net Capital		
3 Total ownership equity qualified for Net Capital		95,958
4 Add		
A - Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
B - Other (deductions) oe allowable credits		
5 Total capital and allowable subordinated liabilities		95,958
6 Deductions and/or changes:		
A - Total nonallowable assets from Statement of Financial Condition	(44,307)	
B - Secured demand note deficiency		
C - Commodity futures contracts and spot commodities proprietary capital charges		
D - Other deductions and/or charges		(44,307)
7 Other additions and/or allowable credits (List)		
8 Net capital before haircuts on security positions		51,651
9 Haircuts on securities (computed where applicable pursuant to 15c3-1(f):		
A - Contractual securities commitments		
B - Subordinated securities borrowings		
C - Trading and investment securities:		
1 Exempted securities		
2 Debt securities		
3 Options		
4 Other securities - 2% of brokerage including money market	(621)	
D - Undue Concentration		
E - Other (List)		(621)
10 Net Capital		51,031

Equipment (net)	4,599
Employee Advance	200
Rent receivable	260
Prepaid expenses	17,517
Due from Westbourne Associates Inc.	13,967
NASD Stock deposit	3,300
Rent deposit	4,464
Total	44,307
Schwab 3809	28,677
Schwab 3810	2,357
Total	31,035
2% of total brokerage	621

Prepared by Lisa A. Felts 2/25/2004 FOCUS.12.31.03.xls